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                                [OMC LETTERHEAD]
                                  H. W. BOWMAN
                             CHAIRMAN OF THE BOARD
                                   PRESIDENT
                            CHIEF EXECUTIVE OFFICER


                                                                 August 12, 1997




Mr. Alfred D. Kingsley
Chief Executive Officer and President
Greenmarine Acquisition Corp.
277 Park Avenue, 27th Floor
New York, NY 10172

Dear Mr. Kingsley:

We have received the Greenmarine Acquisition Corp. tender offer and the letter to the Outboard Marine Corporation Board of Directors, each dated August 8, 1997, indicating your interest in meeting with OMC immediately. Accordingly, I instructed Salomon Brothers to contact you on our behalf on Monday morning, August 11, 1997 for the purposes of executing a confidentiality agreement and scheduling a meeting with Greenmarine as soon as possible. On Monday evening, we received your letter indicating that Greenmarine wishes to proceed with discussions without executing a confidentiality agreement.

Although we continue to believe our discussions would be best served by entering into a confidentiality agreement and although Salomon Brothers advised you that we would be willing to consider modifying the agreement submitted to you, we are willing to meet with you and remain available to discuss the proposed transaction at your earliest convenience. Obviously, the information we will be able to share with Greenmarine will necessarily be limited.

We were disappointed to learn on Monday that you were unavailable to meet with our representatives before Wednesday, August 13, 1997. We remain available for discussions prior to that date. If you schedule changes and permits an earlier meeting, please contact John Jinishian at Salomon Brothers and we will make whatever arrangements are necessary to facilitate meeting as soon as possible.

In the future, please use the above-referenced facsimile number.

Sincerely,

/s/ Harry W. Bowman

H.W. Bowman
Chairman of the Board, President
   and Chief Executive Officer